September 24, 2024

Steve Salis
Chief Executive Officer
Sizzle Acquisition Corp. II
4201 Georgia Avenue NW
Washington D.C. 20011

        Re: Sizzle Acquisition Corp. II
            Draft Registration Statement on Form S-1
            Submitted August 28, 2024
            CIK No. 0002030663
Dear Steve Salis:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please provide a cross-reference highlighted by prominent type or in another manner to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item 1602(a)(3) and (5) of Regulation S-K.
2. We note your disclosure that certain institutional investors may purchase non-managing sponsor membership interests and may purchase shares in the offering. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering.
        Further, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors would impact your listing eligibility. Lastly, please file any agreement or form of any agreements with the non-managing sponsor investors as exhibits. September 24, 2024
Page 2

3. Please revise the compensation and share issuances to include the anti-dilution rights associated with the founder shares and disclose whether the compensation and securities issuances, including the private warrants, the anti-dilution rights, and the warrants that may be issued for the repayment of loans may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K. Summary, page 1

4. Under Conflicts of Interest, please disclose the limited payments to insiders as discussed beginning on page 37. Please also revise the fourth paragraph of this section to discuss the nominal price paid for the founder shares.
5. Please disclose in the summary your plans to seek additional financing to complete an initial business combination including PIPE transactions and other equity or debt offerings. Also, please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
6. Following the table on page 11 disclosing the nature and amount of compensation to be received, revise to disclose the extent to which the securities issuance of shares, warrants and shares underlying warrants (which may be exercised on a cashless basis), may result in a material dilution of the purchasers' equity interests, including shares and warrants that may be converted from loans from the sponsor. See Item 1602(b)(6) of Regulation S-K.
7. Please explain on page 10 why you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination.
Management Team, page 3

8. Please disclose any extensions and redemption levels in connection with any extension and/or business combination for Sizzle I. See Regulation S-K Item 1603(a)(3).
Risk Factors, page 45

9. We note the disclosure on page 13 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Dilution, page 97

10. In the disclosure regarding the dilution table on page 97, please revise to expand on your assumption that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination, by highlighting that you may need to do so because you intend to target an initial business combination with a target business with an enterprise value that is greater than what you could acquire with the net proceeds of this offering and the sale
 September 24, 2024
Page 3

       of the private placement warrants, as you state on page 67 and elsewhere.
11. Please revise the disclosure outside of the table to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, shares that may be issued in connection with the closing of your initial business combination, additional financing in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of Regulation S-K. Executive Officer and Director Compensation, page 142

12. Please revise to include the membership interests in the sponsor to be issued to your independent directors, as disclosed on page 109.
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 152

13. We note the disclosure on page 24 that "except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may Transfer all or any portion of its membership interests in the sponsor" and the cross-reference to this section for more information. However, we are unable to locate any information in this section regarding transfers of membership interests in the sponsor. Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K. Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at
202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Benjamin Reichel. Esq.